847642

82- SUBMISSIONS FACING SHEET

MIC[redacted]

02026426

REGISTRANT'S NAME Valerie Gold Resources

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

**NEW ADDRESS ______________________

PROCESSED
APR 11 2002
THOMSON FINANCIAL

FILE NO. 82- 3339 FISCAL YEAR 7-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 1-18-02

82-3339

02 JAN 15 AM 8:14

ARS 7-31-01

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the members of **Valerie Gold Resources Ltd.** (the "Company") will be held at Suite 1400, 570 Granville Street, Vancouver, British Columbia, on January 30, 2002, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended July 31, 2001.
2. To fix the number of directors at six.
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.
5. To authorize the directors in their discretion to amend stock options granted to insiders, directors, senior officers, employees or consultants, subject to regulatory approvals, as more fully set forth in the Information Circular accompanying this notice.
6. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

JAN - 9 2002
316

An Information Circular and a copy of the Annual Report of the Company for the year ended July 31, 2001 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the consolidated financial statements and the auditor's report thereon.

If you are unable to attend the meeting in person, and wish to ensure that your shares will be voted at the meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 17th day of December, 2001.

BY ORDER OF THE BOARD

"Frank A. Lang"
Frank A. Lang,
President

VALERIE GOLD RESOURCES LTD
#1400 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

INFORMATION CIRCULAR

(As at November 30, 2001, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of VALERIE GOLD RESOURCES LTD. (the "Company") for use at the annual general meeting of the Company to be held on January 30, 2002, and at any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in the Province newspaper on November 19, 2001.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.

SOLICITATION OF PROXIES

The solicitation will be conducted primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person, who need not be a shareholder, other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada by fax (604) 683-3694, by mail or by hand at 4th Floor - 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REGISTERED AND NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders who wish their shares to be voted at the Meeting should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting, or if the Meeting is adjourned, that precedes any reconvening thereof, or with the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "common shares"), of which 12,390,607 common shares are issued and outstanding as at November 30, 2001. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on December 14, 2001, will be entitled to receive notice of and vote at the meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang West Vancouver, BC	1,749,455 [1]	14.1%

[1] Of these common shares, 343,755 common shares are held indirectly in the name of Dauntless Developments Ltd., a private company controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at six.

The Company is required to have an audit committee. Members of this committee are Owen E. Owens, Sargent H. Berner and William J. Witte.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or (directly/indirectly) controlled (1)
FRANK A. LANG West Vancouver, BC President & Director	Honorary Chairman of Aurizon Mines Ltd.; President and Director of Emgold Mining Corporation and Cream Minerals Ltd.; Chairman and Director of Sultan Minerals Inc.; Director of Northern Orion Explorations Ltd.	Served as a director since Nov. 26, 1990	1,749,455 (2)
A. DARRYL DRUMMOND Vancouver, BC Director	Ph.D., P.Eng., Consulting Geologist Engineer	Served as a director since Nov. 3, 1998	50,000 (4)
OWEN E. OWENS Vancouver, BC Director	Ph.D., Consulting Geologist	Served as a director since Jul. 18, 1997	NIL
SARGENT H. BERNER Vancouver, BC Director	Partner of DuMoulin Black, Barristers & Solicitors	Served as a director since Jan. 23, 1996	NIL

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or (directly/indirectly) controlled (1)
WILLIAM J. WITTE West Vancouver, BC Executive Vice President & Director	Director and Executive Vice-President of Cream Minerals Ltd.,. and Emgold Mining Corporation. Independent businessman involved with the evaluation, financing, development and operation of world-class mineral exploration properties and mines, and also real estate investments.	Served as a director since Oct 15, 1998	120,000 (3)
STEPHEN J. WILKINSON North Vancouver, BC Director	President and Chief Executive Officer, Northern Orion Explorations Ltd.; Mining Analyst, Global Mining and Metals Group for RBC Dominion Securities Inc.	Served as director since Jul. 18, 2001	40,000 (5)

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at November 30, 2001, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2) Of these shares, 343,755 common shares are held indirectly in the name of Dauntless Developments Ltd., a private company controlled by Frank A. Lang.

(3) Of these shares, 35,000 common shares are held indirectly in an RSP account.

(4) Of these shares, 10,000 common shares are held indirectly in the name of Quad D Holdings Corporation, a private company controlled by A. Darryl Drummond.

(5) All these shares are held indirectly in the name of Dunrowan Management Ltd., a private company controlled by Stephen J. Wilkinson.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the

Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at July 31, 2001, and the other four most highly compensated executive officers of the Company as at July 31, 2001, whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Frank A. Lang, President	2001	105,000	NIL	55,000	375,000	NIL	NIL	NIL
	2000	105,000	NIL	60,000	NIL	NIL	NIL	NIL
	1999	105,000	NIL	60,000	NIL	NIL	NIL	NIL

(1) Mr. Lang's salary was paid by Lang Mining Corporation ("LMC"). The Company reimburses LMC for the full amount of Mr. Lang's salary reported in the table. LMC is a private company owned by Mr. Frank A. Lang. See "Management Contracts" for further information. The amount shown under Other Annual Compensation is the management fee paid by the Company to LMC.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the Most Recently Completed Financial Year

Named Executive Officer	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Frank A. Lang	375,000	18.84	0.43	0.43	25-Jan-2001	25-Jan-2011

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officer did not exercise any options in respect of the Company's shares during the most recently completed financial year and held exercisable options to purchase 375,000 common shares in the Company.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

On July 8, 1997, the Company adopted an arrangement whereby outside directors are compensated by way of a $10,000 annual retainer and a fee of $600 per directors' meeting attended. As well, the Company has a formalized stock option plan in place for the granting of incentive stock options to the directors, among others.

The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)[2]	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
William J. Witte, Director and Executive Vice President	225,000[1]	11.9	0.43	0.43	25-Jan-2001	25-Jan-2011
A. Darryl Drummond Director	150,000[1]	7.9	0.43	0.43	25-Jan-2001	25-Jan-2011
Sargent H. Berner, Director	150,000[1]	7.9	0.43	0.43	25-Jan-2001	25-Jan-2011

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)(2)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Owen E. Owens Director	150,000(1)	7.9	0.43	0.43	25-Jan-2001	25-Jan-2011
Stephen J. Wilkinson Director	100,000(3)	100(3)	0.43	0.36	18-Jul-2001	18-Jul-2011

Notes:

(1) These options were granted subject to shareholder and regulatory approvals, which were received on January 25, 2001 and February 15, 2001, respectively.

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

(3) The board of directors granted these options on July 18, 2001, subject to regulatory approval, which was received August 2, 2001. No other options have been granted in the 2002 fiscal year.

Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise during the most recently completed financial year, other than related to the Management Services Agreement with Lang Mining Corporation ("LMC"). See "Interest of Insiders in Material Transactions – Management Agreement" for further information.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as follows:

Management Agreement - Lang Mining Corporation ("LMC")

The Company had a Management Services Agreement (the "Agreement") with LMC, a private company controlled by the President of the Company. Under the Agreement, which was to expire on November

30, 2006, LMC provided the Company with geological, administrative and management and office services (hereinafter collectively referred to as the "Services"). In consideration for the Services, the Company agreed to pay LMC a monthly management fee of $5,000 (the "Fee") during the term of the Agreement and to reimburse LMC for administrative fees and expenses incurred on behalf of the Company. Additionally, the Agreement requires the Company to pay LMC a surcharge of 15% on the total administrative fees and expenses incurred by LMC on behalf of the Company.

LMC is a private company of which Frank A. Lang is the President, a Director and a major shareholder. As at July 31, 2001, LMC owed the Company $570,787 for advance payments on Services provided. During the most recently completed financial year, the sum of $1,013,145 was paid to LMC for performing management functions on behalf of the Company.

Until July 31, 2001, Valerie received administrative services from Lang Mining Management Corporation ("LMC"); and reimbursed LMC on a cost plus 15% basis. Valerie also paid LMC a monthly management fee of $5,000. Effective July 2001 Valerie, in agreement with LMC, discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. The Company is currently negotiating with LMC to terminate its agreement and settle the receivable from LMC. Commencing August 1, 2001, management, administrative, geological and other services are being provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 1400, 601 West Hastings Street, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

The Company had a Management Services Agreement with LMC, whereby the Company had engaged LMC to perform certain management services for the Company in consideration of a monthly fee of $5,000. LMC is a private company owned by Frank A. Lang. See "Interest of Insiders in Material Transactions – Management Agreement" for further information.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Options

The Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current Canadian Venture Exchange policies, shareholder approval is not required for the grant of stock options if granted in accordance with the policy. However, Canadian Venture Exchange policy requires that any amendments to stock options previously granted be approved by a majority of the members at the Meeting excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members will be asked to authorize the directors in their discretion to amend stock options granted to insiders, directors, senior officers, employees or consultants, subject to all necessary regulatory approvals.

The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the Canadian Venture Exchange.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 17th day of December, 2001.

BY ORDER OF THE BOARD

"Frank A. Lang"
Frank A. Lang
President

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
Valerie Gold Resources Ltd.	July 31, 2001	2001	Dec	18

ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.valeriegold.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	Frank A. Lang	2001	DEC	18
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	Sargent H. Berner	2001	DEC	18

Responsibility of Management

The management of Valerie Gold Resources Ltd. is responsible for the preparation as well as the integrity of the accompanying consolidated financial statements and all related financial data contained in the annual report. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, and necessarily include amounts which represent the best estimates and judgements of management. The Company has developed and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safe-guarded and that transactions are executed in accordance with management's authorizations.

The consolidated financial statements have been examined by the Company's auditors, PricewaterhouseCoopers LLP, and they have issued their report thereon.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercised its responsibilities through the Audit Committee comprised of three Directors, one of whom is an officer of the Company. The Committee meets from time to time with management and annually with the Company's auditors to review the financial statement and matters relating to the audit. The Company's auditors have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for issuance to the shareholders.

Shannon Ross

Shannon M. Ross, CA
Chief Financial Officer and Secretary

Vancouver, British Columbia
November 21, 2001

VALERIE GOLD RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2001 and 2000

Auditors' Report

To the Shareholders of
Valerie Gold Resources Ltd.

We have audited the consolidated balance sheets of **Valerie Gold Resources Ltd.** as at July 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C.

November 21, 2001

VALERIE GOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets
As at July 31, 2001 and 2000

	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 593,996	$ 335,872
Temporary investments	3,463,949	7,503,448
Due from related parties (Note 7)	575,050	389,075
Accounts receivable and prepaids	108,785	252,525
	4,741,780	8,480,920
Investments (Note 4)	1,778,400	414,568
Equipment (Note 5)	6,390	88,076
Mineral property interests (see schedule) (Note 3)	238,684	2,775,919
	$ 6,765,254	$ 11,759,483
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 127,277	$ 392,613
Shareholders' equity		
Share capital (Note 6)	31,886,045	31,875,295
Deficit	(25,248,068)	(20,508,425)
	6,637,977	11,366,870
	$ 6,765,254	$ 11,759,483

Subsequent events (Notes 3, 6 and 12)

Approved by the Directors

William J. Witte
Director

Stephen J. Wilkinson
Director

VALERIE GOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Years ended July 31, 2001 and 2000

	2001	2000
Expenses (Recoveries)		
Corporate capital tax	$ (3,345)	$ 12,289
Depreciation	17,040	22,765
Foreign exchange (gain) loss	(38,558)	103,558
Legal, accounting and audit (Note 7)	150,771	110,980
Management fees (Note 7)	55,000	60,000
Office and administration (Note 7)	239,565	332,286
Salaries and benefits	390,420	466,711
Shareholder communications	143,080	176,215
Travel and conferences	24,913	46,210
	978,886	1,331,014
Project closure costs	73,235	91,316
Property investigations	269,753	301,701
Write-down of mineral property interests (see schedule) (Note 3)	3,646,682	483,244
Write-down and loss on sale of equipment	32,659	--
Write-down of investments (Note 4)	136,168	60,000
Interest income	(397,740)	(416,559)
Loss for the year	(4,739,643)	(1,850,716)
Deficit, beginning of year	(20,508,425)	(18,657,709)
Deficit, end of year	$ (25,248,068)	$ (20,508,425)
Loss per share – basic and diluted	$ (0.39)	$ (0.15)
Weighted average number of common shares outstanding	12,196,292	12,184,672

VALERIE GOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Cash Flows
Years ended July 31, 2001 and 2000

	2001	2000
Cash provided by (used for)		
Operations		
Loss for the year	$ (4,739,643)	$ (1,850,716)
Items not involving cash		
Depreciation	17,040	22,765
Write-down of investments	136,168	60,000
Write-down of mineral property interests	3,646,682	483,244
Write-down and loss on sale of equipment	32,659	--
Foreign exchange	(10,516)	127,455
	(917,610)	(1,157,252)
Changes in non-cash operating working capital		
Accounts receivable and prepaids	143,740	(5,046)
Due from related parties	(185,975)	(203,438)
Accounts payable and accrued liabilities	(265,336)	282,917
	(1,225,181)	(1,082,819)
Investments		
Mineral property interests		
Acquisition costs	(116,669)	(287,838)
Exploration and development costs	(982,028)	(2,947,875)
Investments	(1,500,000)	--
Other assets	--	9,600
Temporary investments	4,039,499	(7,503,448)
Proceeds on sale (acquisition) of equipment	31,987	(13,107)
	1,472,789	(10,742,668)
Financing		
Common shares issued for cash	--	4,400
Foreign exchange loss on cash held in foreign currency	10,516	(127,455)
Increase (decrease) in cash and cash equivalents during the year	258,124	(11,948,542)
Cash and cash equivalents, beginning of year	335,872	12,284,414
Cash and cash equivalents, end of year	$ 593,996	$ 335,872

Supplementary cash flow information (Note 13)

1. Nature of operations

Valerie Gold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in North and South America.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2. Significant accounting policies

(a) Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Valerie Gold de Mexico, S.A. de C.V. ("VGM"), Valerie Gold Alaska Ltd. ("VGA"), Puma Minerals Inc. and Valerie Gold International (Cayman) Ltd.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests and capital assets, reclamation obligations, rates for depreciation. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities at less than 90 days from the original date of acquisition.

(d) Temporary investments

Temporary investments are carried at the lesser of cost and net realizable value and have maturity dates between 90 days and 1 year. Premiums and discounts at the time of acquisition of those investments are amortized to income over the term to maturity of the investment.

(e) Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

2. Significant accounting policies (continued)

(e) Mineral property interests (continued)

Mineral property acquisition costs include cash costs and the fair market value of common shares issued for mineral property interests pursuant to the terms of the related mineral property agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair value of common shares and does not necessarily reflect present or future value.

Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

(f) Investments

The Company accounts for its portfolio investments as long-term investments. They are recorded at cost unless an other than temporary decline in value has been determined, at which time they are written down to market value.

(g) Translation of foreign currencies

The Company's operations in Mexico and Ecuador are considered to be integrated for purposes of foreign currency translation. Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related depreciation at historical rates and revenue and expense items at the exchange rates prevailing on transaction dates. Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(h) Loss per common share

Loss per common share is computed using the weighted average number of common shares outstanding during the year.

(i) Equipment

Equipment is recorded at cost. Depreciation is calculated on a declining-balance basis based on the estimated future lives of the assets at rates ranging from 5% to 30%.

(j) Income taxes

Effective August 1, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively without any restatement of the 2000 financial statements being required.

2. Significant accounting policies (continued)

(j) Income taxes (continued)

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(k) Share purchase options

The Company from time to time issues share purchase options as described in note 6. No compensation expense is recognized for this plan when shares or share options are issued. Consideration for shares issued on exercise of share purchase options is credited to share capital.

3. Mineral property interests

Accumulated costs in respect to the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	2001 Total Costs	2000 Total Costs
Santa Barbara, Ecuador	$ --	$ --	$ --	$ 2,775,919
Crystal Diamond, Manitoba	21,090	60,317	81,407	--
Quetico Belt, including McCoig, Ontario	61,736	84,877	146,613	--
Walker Lane, Nevada	--	10,664	10,664	--
	$ 82,826	$ 155,858	$ 238,684	$ 2,775,919

(a) Santa Barbara Property, Ecuador

In August 1999, the Company entered into an option agreement with TVX Normandy (Caymans) Holdings Inc. ("TVX") to acquire a 50% interest in TVX's Santa Barbara property in Ecuador. The Company made a US$100,000 cash payment to TVX, and committed to spend a minimum of US$500,000 on exploration of the concession within nine months of regulatory approval, which was received on October 13, 1999. In order to earn a 50% interest, the Company was to spend a total of US$4,000,000 by October 13, 2002. The Company determined that the exploration results were not economic in today's market conditions, and effective February 25, 2001, the agreement with TVX was terminated and related deferred exploration and acquisition costs of $2,922,496 were written off.

(b) Tajos de Oro Property, Mexico

During 2000, the Company entered into an option letter agreement to option a 100% interest in the Tajos de Oro property in the state of Nayarit, Mexico. In September 2000, the Company completed a drill program on the property and determined that the property was not economic. Consequently, a total of $483,244 in exploration and acquisition costs was written off in fiscal 2000. Additional costs of $724,186 incurred in Mexico in fiscal 2001 were also written off.

3. Mineral property interests (continued)

(c) Crystal Diamond Property, Manitoba

During 2001, the Company entered into an option agreement to earn a 100% interest in the Crystal Diamond property in the province of Manitoba, Canada. The Company may earn its interest by making cash payments totalling $100,000 over 36 months ($10,000 paid), and issuing 100,000 common shares over 36 months (25,000 issued). The Company also filed a $25,000 minimum work deposit with the Manitoba Director of Mines for a 15,500-hectare exploration permit that surrounds the claims. This deposit is included in accounts receivable and prepaids. The property is subject to a 1% net product royalty ("NPR") to the optionor. The Company has the first right of refusal for 30 days if the optionor wishes to sell or assign the NPR in the property, provided that the optionor shall not thereafter offer the NPR to a third party on terms more favourable than those offered to the Company.

(d) Quetico Belt Properties, Ontario

During 2001, the Company entered into an option agreement to acquire up to a 60% interest in five properties located in the Quetico Subprovince in Northern Ontario. The Company may earn its initial 50% interest by making cash payments totalling $120,200 over three years ($15,200 paid) and total work commitments over a four-year period of $1,400,000. A further 10% interest may be earned in any property on which a feasibility study is completed. The Company is also required to fund the staking and recording of additional claims in the area provided that the costs of doing so do not exceed $40,000. All additional claims staked will be jointly owned by the Company and the optionor in proportions defined in the agreement.

(e) McCoig Property, Ontario

During 2001, the Company entered into an option agreement to acquire up to a 60% interest in the McCoig property, which comprises nine claims totalling 143 units, located in McCoig Township in north-central Ontario. The Company may earn its initial 50% interest in the property by completing work commitments of $57,200 by April 3, 2002, and $1,000,000 by April 3, 2005. The option agreement requires cash payments totalling $58,000 over four years ($13,000 paid). The Company may elect to fund all expenditures to completion of a feasibility study and the optionor will retain its interest in the property until completion of the feasibility study. An additional 10% interest may be earned in the property upon completion of a positive feasibility study.

(f) Walker Lane Gold Property, Nevada

During 2001, the Company entered into an option agreement to acquire a 100% interest in the Walker Lane Gold property. The property is comprised of four claim blocks located in the Mina Gold-OMCO-Warrior area in Mineral and Nye counties in Nevada. Under the terms of the option agreement, the Company was to make payments totalling US$70,000 (US$35,000 paid) and issue 200,000 common shares over two years. The vendor was entitled to receive a royalty equal to 2.5% of Net Smelter Returns royalty ("NSR") from production of gold and silver on the property. The Company committed to a US$90,000 exploration program and the Company had the option to purchase 1.5% of the optionor's 2.5% NSR. Subsequent to the year ended July 31, 2001, the initial payment of 50,000 common shares and finders' fees of 80,000 common shares were issued with respect to the option. Exploration was carried out in the first quarter of fiscal 2002. Results from the exploration program did not meet the Company's expectations, and subsequent to the year-end, the property was written off and returned to the vendors. Accordingly, deferred exploration costs of $10,664 at year-end and additional deferred exploration and acquisition costs incurred subsequent to year-end of approximately $222,000 will be written off in the first quarter of fiscal 2002.

4. Investments

	Number of Shares	Net Book Value 2001	Market Value 2001
Emgold Mining Corporation (Note 7(e))	400,000	$ 40,000	$ 24,000
Sultan Minerals Inc. (Note 7(e))	665,000	99,750	113,050
Cream Minerals Ltd. (Note 7(e))	135,000	25,650	14,850
Manhattan Minerals Corp.	50,000	113,000	50,500
Northern Orion Explorations Ltd. (Note 7(e))			
Shares	10,000,000	1,100,000	750,000
Warrants	10,000,000	400,000	--
		$1,778,400	$952,400

	Number of Shares	Net Book Value 2000	Market Value 2000
Emgold Mining Corporation	400,000	$ 40,000	$ 40,000
Sultan Minerals Inc.	665,000	99,750	79,800
Cream Minerals Ltd.	135,000	101,250	20,250
Manhattan Minerals Corp.	50,000	173,568	125,000
		$ 414,568	$265,050

During fiscal 2000, the Company wrote down its investments in Emgold Mining Corporation by $60,000 to the estimated recoverable value. During fiscal 2001, the Company wrote down its investments in Cream Minerals Ltd. and Manhattan Minerals Corp. by $75,600 and $60,567, respectively, to the estimated recoverable value.

In March 1999, the Company acquired 665,000 units of Sultan Minerals Inc. at $0.15 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the Company to acquire one additional common share at $0.25 until March 2001. The warrants expired unexercised.

In May 2001, the Company purchased a total of 10,000,000 units in Northern Orion Explorations Ltd. ("Northern"), by way of a private placement. Each unit consists of one common share and one warrant to purchase an additional common share at a price of $0.175 per share in the first year and $0.20 per share in the second year, expiring on April 27, 2003. The acquired common shares were valued at the prevailing market price at the time of acquisition of $1,100,000 and the remaining balance of the purchase price, $400,000 was ascribed to the warrants.

Concurrent with the Company's investment in Northern, the Company also entered into an agreement, for nominal consideration, with an unrelated third party that holds an option to purchase 60,012,471 currently outstanding common shares of Northern. Pursuant to the agreement, the Company may exercise the option and purchase the common shares of Northern through the unrelated third party at $0.10 per share. This option expires on June 30, 2002. Subsequent to the Company's purchase of its investment in Northern, an officer and director of Northern was appointed a director of the Company and an officer and director of the Company was appointed a director of Northern.

VALERIE GOLD RESOURCES LTD.

5. **Equipment**

	Cost	Accumulated Depreciation	Net Book Value 2001	Net Book Value 2000
Mobile equipment	$ 9,548	$ 8,653	$ 895	$ 30,888
Office equipment	7,293	1,798	5,495	40,013
Field equipment	--	--	--	17,175
	$ 16,841	$ 10,451	$ 6,390	$ 88,076

The original cost in 2000 was $238,768.

6. **Share capital**

Authorized:

100,000,000 common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, July 31, 1999	12,180,107	$31,870,895
Shares issued for cash	5,500	4,400
Balance, July 31, 2000	12,185,607	31,875,295
Shares issued for property payment	25,000	10,750
Balance, July 31, 2001	12,210,607	$31,886,045

Warrants

During fiscal 2000, the Company granted TVX warrants to purchase up to 3,000,000 common shares of the Company pursuant to an option agreement on the Santa Barbara property in Ecuador. These warrants expired, unexercised, when the Santa Barbara property was returned to the vendor.

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 2,412,000 stock options.

A summary of the changes in stock options for the years ended July 31, 2001 and 2000, is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 1999	1,703,400	$1.22
Granted	150,000	$0.74
Exercised	(5,500)	$0.80
Cancelled	(246,400)	$1.12
Balance, July 31, 2000	1,601,500	$1.19
Granted	1,890,000	$0.43
Cancelled	(1,416,000)	$1.21
Balance, July 31, 2001	2,075,500	$0.45

6. Share capital (continued)

The following table summarizes information about the stock options outstanding at July 31, 2001:

Range of Exercise Price	Number Outstanding and Exercisable at July 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.43	2,005,000	9.3 years	$0.43
$0.80	30,000	7.4 years	$0.80
$1.35	40,500	5.4 years	$1.35
$0.43 - $1.35	2,075,500	9.2 years	$0.45

Subsequent to year end, an additional 100,000 stock options with an exercise price of $0.43 per option, expiring July 18, 2011, were granted to a director.

7. Related party transactions and balances

Services provided by:	2001	2000
Lang Mining Corporation (a)		
Management fee	$ 55,000	$ 60,000
Services provided plus administration	958,145	947,298
Legal fees (b)	53,609	44,379
Geological services (c)	24,301	48,546
Balances receivable from: (d)		
Emgold Mining Corporation	2,955	2,667
Lang Mining Corporation (a)	570,787	383,570
Sultan Minerals Inc.	807	662
Cream Minerals Ltd.	501	2,176
	$ 575,050	$ 389,075

(a) Lang Mining Corporation ("LMC") is a private company controlled by the President of the Company. Pursuant to an agreement dated April 1997, LMC provides management services at a rate of $5,000 per month, and provides office, administrative and geological services at cost plus 15%, until November 30, 2006.

Effective July 2001 the Company, in agreement with LMC, discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. The Company is currently negotiating with LMC to terminate its agreement and settle the receivable from LMC.

Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

(b) Legal fees were paid to a law firm of which a director is a partner.

(c) Geological fees were paid to a private company controlled by a director.

(d) Balances receivable from related parties are non-interest bearing and due on demand through fiscal year end 2001.

(e) The Company's investments include shares of three companies with directors and management in common with the Company.

8. Income taxes

(a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2001	2000
Statutory tax rate	44.62%	45.62%
Loss for the year	$(4,739,643)	$(1,850,716)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(2,114,829)	(844,296)
Non-deductible differences	59,190	15,896
Recognized tax losses	(33,012)	--
Benefits from losses not recognized	1,971,128	721,518
Differences in foreign tax rates	117,523	106,882
	--	--

(b) The significant components of the Company's future tax assets are as follows:

	2001
Future income tax assets	
Mineral property interests	$ 1,985,780
Operating loss carryforward	1,148,173
Other	55,980
Benefits from losses	3,189,933
Valuation allowance for future tax assets	(3,189,933)
	$ --

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

(c) The company has Canadian non-capital losses carried forward of $3,225,205 that may be available for tax purposes. The losses expire as follows:

Expiry Date	$
2002	429,278
2003	525,780
2004	550,466
2005	264,215
2006	622,273
2007	832,743
2008	--
	3,225,205

Valerie Gold de Mexico, S.A. de C.V. has losses available to offset future taxable income in Mexico of approximately $3,000,000, which expire between 2006 and 2009.

9. Commitments

On April 22, 1997, the Company entered into a shareholder rights plan, which attributes one Right to each common share of the Company. In the event that an Acquirer obtains 20% or more of the outstanding common shares of the Company and does not make a permitted bid to the holders of the remaining common shares on identical terms, the Rights separate from the common shares and become exerciseable into additional common shares of the Company, at an exercise price which approximates 50% of the prevailing market price. The Rights are not exerciseable until the conditions of the shareholder rights plan are triggered. The Board of Directors of the Company can redeem the Rights at any time for an amount equal to $.00001 per Right.

10. Segmented information

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's principal operations in fiscal 2001 were primarily carried out in Canada, Mexico and Ecuador. All of the investment income is earned in Canada. Segment assets by geographical location are as follows:

	Mexico	Canada	Ecuador	Consolidated
July 31, 2001				
Equipment	$ --	$ 6,390	$ --	$ 6,390
Mineral property interests	--	238,684	--	238,684
	$ --	$ 245,074	$ --	$ 245,074

	Mexico	Canada	Ecuador	Consolidated
July 31, 2000				
Equipment	$ 69,817	$ 18,259	$ --	$ 88,076
Mineral property interests	--	--	2,775,919	2,775,919
	$ 69,817	$ 18,259	$ 2,775,919	$ 2,863,995

11. Financial instruments

At July 31, 2001 and 2000, except as noted below, the fair values of cash and cash equivalents, due from related parties, accounts receivable and prepaids, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the Company's Canadian and US dollar denominated temporary investments exceeds their cost by $69,851 and US$ nil, respectively, at July 31, 2001 (2000 - $78,919 and US$ nil). The fair market value of interest bearing temporary investments may change as a result of any future change in the prevailing level of market interest rates. Changes in market interest rates have no effect on the contractual income cash flows of the investments.

The fair market value of the Company's investments will fluctuate with market prices. The fair market value of the investments is less than cost by $826,000 at July 31, 2001 (2000 - $149,518). The Company is exposed to a risk of loss if the market price of the investments remains below cost. At July 31, 2001, the Company has estimated the fair value of its 10,000,000 Northern share purchase warrants (Note 4) to be $398,000 and the fair value of its option to purchase 60,012,471 currently outstanding common shares of Northern (Note 4) to be $1,440,000.

12. Subsequent events

Subsequent to year-end, the Company entered into an option agreement on the Starlight property located 120 kilometres south east of Gillam, Manitoba. The Company may earn a 60% interest in the property, subject to a 1% NSR retained by the optionor, by making cash payments of $45,000 over three years, issuing 150,000 shares within one year of regulatory approval and completing $1,000,000 in exploration expenditures by January 1, 2006. An additional 50,000 shares are to be issued upon completion of a Phase I diamond drill program and 100,000 shares are to be issued within 60 days of completion of a feasibility study.

13. Supplementary cash flow information

During the years ended July 31, 2001 and 2000, the Company conducted non-cash investing and financing activities as follows:

	2001	2000
Shares issued for mineral property interests	$ 10,750	$ --

VALERIE GOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedules of Mineral Property Interests
Years ended July 31, 2001 and 2000

	2001	2000
Santa Barbara, Ecuador		
Acquisition costs		
Balance, beginning of year	$ 227,112	$ --
Incurred during the year	18,148	227,112
Write-down of mineral property	(245,260)	--
Balance, end of year	--	227,112
Exploration and development costs		
Assays and analysis	23,126	221,562
Drilling	101,638	944,458
Environmental	1,809	158,435
Geological	--	845,273
Site activities	--	308,491
Travel and accommodation	1,856	47,138
Incurred during the year	128,429	2,525,357
Balance, beginning of year	2,548,807	23,450
	2,677,236	2,548,807
Write-down of mineral property	(2,677,236)	--
Balance, end of year	--	2,775,919
Quetico Belt, including McCoig, Ontario		
Acquisition costs		
Incurred during the year and balance, end of year	61,736	--
Exploration and development costs		
Geological and geophysical	73,706	--
Site activities	987	--
Travel and accommodation	10,184	--
Incurred during the year and balance, end of year	84,877	--
Balance, end of year	146,613	--
Crystal Diamond, Manitoba		
Acquisition costs		
Incurred during the year and balance, end of year	21,090	--
Exploration and development costs		
Geological	60,317	--
Incurred during the year and balance, end of year	60,317	--
Balance, end of year	81,407	--
Tajos de Oro, Mexico		
Acquisition costs	26,445	60,726
Exploration and development costs		
Geological	400,555	216,493
Drilling	110,867	17,107
Travel and accommodation	42,316	26,056
Legal	--	23,660
Assays	5,830	19,986
Site activities	138,173	142,876
Incurred during the year	697,741	422,518
	724,186	483,244
Write-down of mineral property interest	(724,186)	(483,244)
Balance, end of year	--	--
Walker Lane, Nevada		
Exploration and development costs		
Geological	9,552	--
Travel and accommodation	1,112	--
Incurred during the year and balance, end of year	10,664	--
Total Mineral Property Interests	$ 238,684	$ 2,775,919

Valerie Gold Resources Ltd.

Schedule A:

See Attached Audited Consolidated Financial Statements

Schedule B:

1. Analysis of expenses and deferred costs

See consolidated schedules of mineral property interests.

2. Related party transactions

During the year ended July 31, 2001:

(a) The Company has paid the following amounts to a private company controlled by an officer and director:

(i)$1,013,145 for the Company's share of office costs, shareholder communications costs, staff salaries and administrative surcharge. The Company has advanced this private company $570,787 for future expenses. This is included in due from related parties.

(ii)$55,000 for management fees, included in the amount noted in (i) above;

(b) $4,263 included in "Due from related parties" on the balance sheet is for expenses paid on behalf of companies with directors and management in common.

(c) The Company paid $24,301 to private company controlled by a director for geological fees, and $53,609 to a company of which a director is a partner for legal fees.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three-month period ended July 31, 2001,

Date of Issue	Type of Security	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid
Nil	Nil	Nil	Nil	Nil	Nil	Nil

Subsequent to the quarter end, finders' fees and option payments totalling 80,000 and 50,000 shares respectively were issued at $0.36 in relation to the Walker Lane property acquisition.

(b) Options granted during the three month period ended July 31, 2001

Subsequent to the year-end, regulatory approval was received on the issuance of 100,000 stock options at a price of $0.43 to a director of the Company.

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

100,000,000 common shares without par value.

(b) Issued and Outstanding Capital

12,210,607 shares are issued and outstanding.

(c) (i)Stock Options Outstanding

Number of Options	Exercise Price($)	Expiry Dates
48,750	0.43	December 23, 2006
40,500	1.35	December 23, 2006
66,250	0.43	December 8, 2008
30,000	0.80	December 8, 2008
1,890,000	0.43	January 25, 2011
2,075,500		

(ii)Warrants Outstanding

Nil

(d) Shares in Escrow

Nil.

5. List of Directors and Officers

Frank A. Lang – President and Director
Sargent H. Berner - Director
Carl B. Hansen – Director (resigned November 27, 2001)
William J. Witte – Executive Vice President and Director
A. Darryl Drummond - Director
Stephen J. Wilkinson - Director
Owen E. Owens – Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Valerie Gold Resources Ltd.

LETTER TO THE SHAREHOLDERS

We are pleased to present the Annual Report for Valerie Gold Resources Ltd. together with the consolidated financial statements for the fiscal year ended July 31, 2001. The year 2000/2001 was a very active exploration year as we were working diligently to examine and pursue new opportunities in North America while terminating projects in South America and Mexico.

The Year 2000/2001

Following receipt of a detailed report, Valerie has terminated it exploration program in Ecuador and has closed the Mexico exploration office after the completion of work on the Tajos de Oro Property located near Nayarit. A diamond-drilling program of approximately 417 metres of diamond drilling was completed on the property in the first quarter of the year. The drill results demonstrated that the mineralized zone is shallow and unfortunately had no potential of producing an economic ore zone. Hence, the property was dropped.

During the year hundreds of property submissions were reviewed and as a result of this, Valerie elected to pursue several early stage exploration properties in the Provinces of Ontario and Manitoba in Canada and the State of Nevada in the United States.

The Company continues to maintain a good financial position with approximately $2.9 million in the treasury. Low-cost option agreements allow the Company to continue with exploration programs with minimal dilution of stock and working capital. Valerie's geologists continue to review mineral property proposals for exploration and production prospects, as well as for other business opportunities.

Acknowledgments

We would like to take this opportunity to thank our dedicated employees, joint venture partners, consultants and geologists. Their on-going efforts have contributed to the Company's long-term growth. Most importantly, we sincerely appreciate our many shareholders whose continuing loyalty and support positions the Company for success in its future opportunities.

On behalf of the Board of Directors
Frank A. Lang, BA, MA, P.Eng.
President

Valerie Gold Resources Ltd.

PROJECT REVIEW

Santa Barbara Gold-Copper Property, Ecuador

During the year Valerie completed its exploration program on the Santa Barbara gold-copper property located in the Zamore Chinchipe Province on the western slope of the Cordillera del Condor mountain range in southern Ecuador. The property, consisting of 10,216 hectares, is located 425 kilometers south of Quito and 250 kilometers east of the port city of Guayaquil. The elevation of the property is between 800 and 1,800 metres above sea level. Existing infrastructure includes good paved and gravel road access from the nearest airport at Loja, 70 kilometers to the west, national power grid service and an established base camp on the property. The three principal targets at Santa Barbara are the SB gold-copper zone, the El Hito porphyry copper zone and the Nayumbi gold-zinc-copper zones.

During fiscal 2000, Valerie entered into an option agreement with TVX Normandy (Caymans) Holdings Inc. ("TVX") to acquire a 50% interest in TVX's Santa Barbara property. Valerie made a US$100,000 cash payment to TVX, and committed to spend a minimum of US$500,000 on exploration within nine months of regulatory approval, which was received on October 13, 1999. In order to earn a 50% interest in the property, Valerie was to spend a total of US$4,000,000 by October 13, 2002. An exploration program started on the property in October 1999 and continued until August 2000. In January 2001, Valerie completed an evaluation of the exploration results from the property and its future potential. Although exploration completed on the property demonstrated extensive gold-copper mineralization on the SB and El Hito zones, the low grades were below the Company's expectations. In light of the continuing low gold and copper prices all work on the property was suspended and Valerie returned the property to TVX. The option agreement was terminated effective February 2001. The write down of the Santa Barbara mineral property totalled $2,922,496. A brief summary of the exploration carried out on the various zones of the Santa Barbara property follows.

<u>SB Gold-Copper Zone</u>

Seventeen diamond-drill holes totalling 5,960 metres were targeted on the two square kilometer SB gold-copper anomaly. Within the pervasively mineralized SB gold-copper zone, drilling identified two styles of gold-copper mineralization: structurally controlled quartz-flooded stockwork-associated mineralization and pervasive, disseminated, sulfide-associated gold mineralization.

In the southwestern portion of the SB anomaly, four diamond drill holes targeted an important north-northwesterly mineralized structural trend. This zone consists of a dense stockwork of quartz sulfide veinlets containing chalcopyrite, pyrite and molybdenite hosted within mafic to intermediate flows. The stockwork, which appears to be controlled by a north-northwesterly trending, 70-degree northeast dipping fault with a true width of 110 metres, was tested to a depth of 140 metres and is open in both directions. Underlying the main SB gold-copper soil anomaly, diamond drilling intersected extensive zones of low grade disseminated mineralization. This type of mineralization occurs within a sequence of intermediate volcanics, possibly tuffaceous, overlying a dioritic sill. The mineralization is associated with pyrrhotite, actinolite, scapolite and minor sericite.

The two styles of mineralization are believed to represent two stages of gold-copper mineralization: a metasomatic event which includes inferred resources of 45,000,000 tonnes grading 0.4 g/tonne gold, and a second hydrothermal event, represented by two main structures. These two main structures contain inferred resources of 21 million tones with gold grades close to 1.0 g/tonne.

<u>Nayumbi Gold-Zinc-Copper Zones</u>

A program of linecutting, soil geochemical sampling, induced polarization geophysical surveys and diamond drilling was completed over the Nayumbi area situated 5.0 kilometers south of the SB target.

Three diamond drill holes totalling 512 metres were completed to test a zinc-copper soil geochemical anomaly and IP effect at Nayumbi East. No economic mineralization was observed as a result of the exploration program.

El Hito Porphyry Copper Zone

In the El Hito Zone, 1,188 metres of NQ core were completed in four diamond drill holes. The drilling investigated the south end of a 500 by 2,000-metre copper soil anomaly and an associated Induced Polarization anomaly. The results confirmed the presence of porphyry-copper-style mineralization. Copper mineralization, consisting of chalcopyrite and chalcocite with associated pyrite and sericite, was intersected in a highly altered, complex dacite-porphyry intrusive. Petrographic studies show an alteration zone ranging from potassic through sericite and illite to chlorite in a pyrite-rich margin. The four holes tested the entire 500-metre width of the copper soil anomaly and all four were mineralized over their entire length. Copper grades ranged up to 1.2% and averaged 0.30% copper over the four holes.

Crystal Diamond Property, Manitoba

In February 2001, Valerie acquired the right to earn a 100% interest in a 16,450-hectare diamond property, the Crystal Diamond Property, located 35 kilometers east of Gillam, Manitoba. Valerie may earn its interest by making cash payments totalling $100,000 over 36 months and issuing 100,000 common shares over 36 months. The first payment of $10,000 and the initial 25,000 common shares were issued on receipt of regulatory approval. A $25,000 deposit as guarantee was made against required minimum work expenditures on the exploration permit with the Manitoba Director of Mines for a 15,500-hectare exploration permit that surrounds the Crystal claims.

The property is subject to a 1% net product royalty, (NPR), to the optionor. Valerie has the first right of refusal for 30 days if the Optionor wishes to sell or assign his NPR in the property, provided that the Optionor does not thereafter offer the NPR to a third party on terms more favourable than those offered to the Company.

The property is covered by a thick layer of glacial clay, till and boulders. An airborne magnetic survey on 100-metre spaced lines over the property located eight isolated magnetic features. These features could be representative of kimberlite intrusions, the host of diamonds worldwide. Valerie is finalizing plans for ground exploration on the eight isolated targets.

Ontario Platinum Group Element Properties

During the year, Valerie entered into several joint venture agreements on various PGE targets in northern Ontario. A joint venture option agreement was entered into with East West Resource Corporation ("East West") on five PGE targets in Northern Ontario, presently held 100% by East West. The properties are located northeast (Abbott & Williamson Townships) and northwest (Fallis & Goodfellow Townships) of Thunder Bay, Ontario. The five properties are situated along the Quetico Fault and associated structures that are similar to the geological setting found at the Lac des Iles Mine. Altered gabbro – pyroxenite bodies that are the same age and in the same structural setting as Lac des Iles are the prime targets for palladium, platinum, gold, nickel and copper mineralization. Most of these bodies have been unexplored in the past.

Under the terms of the agreement Valerie may earn a 50% interest in the 5 properties individually by completing combined exploration programs totalling $1.4 million over a four-year period. Valerie has the option to earn a further 10% interest in any or all of the properties by completing a positive feasibility study. An initial cash option payment of $15,200 was made and further option payments totalling $105,000 are to be made over a 3-year interval for Valerie to be vested with its 50% interest. .

Valerie also entered into an option agreement with East West to acquire up to a 60% interest in the 143-claim unit McCoig property, located on the eastern extension of the Quetico Fault System in northern Ontario. Valerie may earn a 50% interest in the property by spending a total of $1 million over four years and has the right to earn an additional 10% interest by completing a bankable feasibility study. Valerie made a $13,000 property payment on CDNX approval of the agreement. Valerie is required to expend $57,200 on exploration by April 3, 2002, and make additional option payments totalling $45,000 to East West. Valerie also staked 386 adjacent claims in the area covering 10,560 hectares.

Throughout the spring and summer prospecting, reconnaissance geological mapping and litho-geochemical sampling programs have been carried out.

The six properties held with East West were assessed for palladium, platinum, gold, nickel and copper mineralization. All six properties are situated along the Quetico Fault and overlie altered gabbro-pyroxenite bodies that are believed to be the same age and in the same structural setting as the Lac del Iles orebody. An induced polarization, magnetic and electromagnetic survey was carried out on the McCoig prospect, which defined targets for a four-hole diamond drill program totalling 610 metres.

Starlight Diamond Property, Manitoba
In October, 2001 Valerie entered into an agreement whereby Valerie may earn a 60% interest in the Starlight Diamond Property, held by CanAlaska Ventures Ltd. ("CanAlaska"). The 42,000-hectare property, Permit #216, is located 120 kilometers southeast of Gillam, Manitoba. To earn its interest, Valerie must make cash payments of $45,000 over three years and issue 150,000 common shares within one year of regulatory approval. An additional 50,000 shares are to be issued upon completion of a Phase I drill program. A $1,000,000 expenditure program must be completed by 2006. A final 100,000 shares are to be issued by Valerie within 60 days of a feasibility study being completed on the property. The property is also subject to a 1% net smelter returns royalty to the optionor.

A 4,527-kilometer airborne magnetic survey was completed on the property in late October. Preliminary inspection of the data has identified fourteen isolated, circular to ellipsoidal, features. These anomalous magnetic features could be representative of kimberlitic material, the potential host of diamonds. Several diamond indicator minerals, including G-10 garnets, were found in glacial till samples from an area 50 kilometers southwest of the property. The direction of glacial transport suggests the source of the indicator minerals may be in the vicinity of the Starlight claims. A consulting geophysicist is currently evaluating the geophysical data in order to prioritize the targets for ground follow-up.

Walker Lane Gold Property, Nevada
In July 2001 Valerie entered into an option agreement with Nevada Mineral Recon Company to earn a 100% interest in the Walker Lane Gold Property consisting of the Ron-Don-Terri-Pat claim blocks in the Mina Gold-OMCO-Warrior area, in Mineral and Nye counties Nevada.

To earn its interest, Valerie was to make cash payments totalling US$70,000, of which US$35,000 was paid, and issue 200,000 common shares (50,000 issued) over a 24-month period. A 2.5 per cent Net Smelter Returns royalty was also to be paid to the optionors from the production of gold and silver on the property. Valerie issued 80,000 common shares as finders' fees to two parties. A mapping and sampling program identified three main targets for drilling, on the Ron, Don and Pat-5 claims. An 1,150 metre, eight-hole angled reverse-circulation drill program was carried out on the three targets, (Pat - 350 metres, the Don - 136 metres and the Ron - -674 metres) in the first quarter of fiscal 2002. The results did not meet the Company's expectations of economic gold and silver mineralization and as a result the Company advised the optionors that they were terminating the option agreement on the property. The total expenditure on the property, including finders' fees and option payments, was approximately $222,000.

Valerie Gold Resources Ltd.

Tajos de Oro Gold Property, Mexico
In July 2000 Valerie commenced a drilling program on the Tajos de Oro property located in Nayarit, Mexico. After completion of geological mapping, channel sampling from old underground workings, and approximately 417 metres of diamond drilling, the drill results showed that the mineralized zone was shallow and had no potential of producing an economic ore body. In fiscal 2000, the initial costs of $483,244 were written off and the balance of $724,186 was written off in fiscal 2001. Valerie is in the process of closing its Mexican exploration office and all equipment and recoverable assets are being sold.

Armstrong Palladium Property, Ontario
In the first quarter of fiscal 2002, Valerie has entered into an option agreement, subject to regulatory approval, to earn a 100% interest in the Armstrong Palladium property from four vendors. The Armstrong property is comprised of twelve claims totalling 186 units located nine kilometers northwest of Armstrong, Ontario. Terms of the agreement require Valerie to make total cash payments of $144,000 over a three-year period and issue 250,000 common shares over a four-year period. Four tranches of 50,000 share purchase warrants will be issued over three years at prices ranging from $0.33 to $0.80 to purchase a total of 200,000 common shares in the Company. The first tranche of warrants expires one year from the date of regulatory approval, and each subsequent tranche will similarly expire after one year. These warrants are only exercisable if and so long as Valerie retains its interest in the Property. A four-year exploration program totalling $500,000 must also be completed on the property. The Property will also be subject to a 2% Net Smelter Returns royalty to the optionors, of which 50% may be purchased for $2,000,000 any time up to the date of commercial production.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto which appear in this annual report.

Overview

Valerie is a mining exploration company with no producing properties and consequently has no current mining income or cash flow. Valerie's policy is to capitalize all costs relating to the exploration of mineral properties in which the Company has an economic interest until such time as projects are deemed to be economically unfeasible, at which time the capitalized costs are written-down or written-off to the current period.

The Company has financed its activities by the issue of Common Shares, with cumulative net proceeds to July 31, 2001, of $31,886,045 (2000 - $31,875,295).

As at July 31, 2001, the Company has capitalized $238,684 (2000 - $2,775,919) representing costs associated with mineral property interests located in the provinces of Ontario and Manitoba and the state of Nevada.

During the year, the Company decided to close the exploration office in Mexico, and has terminated all mineral exploration and prospecting in Mexico. The majority of furniture and equipment in Mexico was sold by the fiscal 2001 year-end. The subsidiary company, Valerie Gold de Mexico, S.A. de C.V. will go into a dormant status by the end of 2001, although negotiations are underway for a sale of the subsidiary.

In the first quarter of fiscal 2001, the Company drilled the Tajos de Oro property located in Nayarit, Mexico. Work consisted of preliminary geological mapping and channel sampling from old underground workings and approximately 417 metres of diamond drilling. The drill results showed that the mineralized zone was shallow and had no potential of producing an economic ore body, so the Company has written off the costs of $483,244 expended on this property in fiscal 2000 and the balance of $724,186 was written off in fiscal 2001.. The Company's major focus in property investigations in fiscal 2000 was on regional geology in Mexico and exploration on the Tajos de Oro property located in Nayarit, Mexico. Included in the write-down of the Tajos de Oro property is $168,805 related to the closing of the exploration office in Mexico.

In May 2001, Valerie entered into an agreement by which the Company subscribed for a $1.5 million private placement of 10 million Units of Northern Orion Explorations Ltd. ("Northern Orion") priced at $0.15 per Unit. Each Unit is comprised of one Northern Orion common share and one share purchase warrant. Each warrant will entitle Valerie to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.175 during the first year and $0.20 during the second year. The placement was non-brokered and closed subsequent to the quarter end. Valerie currently holds 8.8% of Northern Orion's outstanding common shares.

Concurrent with the Company's investment in Northern, the Company also entered into an agreement in exchange for nominal consideration with an unrelated third party that holds an option to purchase 60,012,471 currently outstanding common shares of Northern. Pursuant to the agreement, the Company may purchase these common shares of Northern through the unrelated third party at $0.10 per share. This option expires on June 30, 2002.

Valerie and Northern Orion view the private placement as the first step in the formation of a significant alliance between the two companies. Each company brings unique and synergistic qualities to the alliance. Northern Orion's considerable resource base in copper and gold is matched with the strong balance sheet possessed by the Company, and it is the intent of both management groups to utilize these synergies to achieve greater value for their respective companies. In addition, Valerie will be afforded the opportunity to participate in any improvements in the metals markets through its holding in Northern Orion.

Until July 31, 2001, Valerie received administrative services from Lang Mining Corporation ("LMC"); and reimbursed LMC on a cost plus 15% basis. Valerie also paid LMC a monthly management fee of $5,000. Effective July 2001 Valerie, in agreement with LMC, discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. The Company is currently negotiating with LMC to terminate its agreement and settle the receivable from LMC of $570,787. Commencing August 1, 2001, management, administrative, geological and other services are being provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

Operating Results

The Company had a loss of $4,739,643, or a loss per share of $0.39 in fiscal 2001, as compared to a loss of $1,850,716, or a loss per share of $0.15 in fiscal 2000. The Company's general and administrative expenditures for the financial year ended July 31, 2001, have decreased from $1,331,014 in fiscal 2000 to $978,886 in fiscal 2001 due to a concentrated effort by management to decrease administrative expenses. Legal, accounting and audit increased from $110,980 in fiscal 2000 to $150,771 in fiscal 2001. Audit fees for the 2000 year-end were higher than budgeted due to the exploration activity in Mexico and Ecuador. Audit fees are expected to be lower in fiscal 2001. Office and administration costs decreased from $332,286 in fiscal 2000 to $239,565 in fiscal 2001. Staff levels decreased slightly in fiscal 2001, and the Company has continued to concentrate on decreasing general and administrative expenses.

The Company reviewed hundreds of property proposals during the year, so property investigation costs remain at a high level, but decreased from $301,701 in fiscal 2000 to $269,753 in fiscal 2001. Property closure costs of $73,235 in value added tax that the Company is not certain will be recovered related to costs on the Estrella property, which was written off in fiscal 1999. This compares to property closure costs of $91,316 on the Estrella and Mamatla properties in fiscal 2000. Property investigation costs are primarily related to the exploration office in Mexico and other property examination costs incurred in Canada.

During fiscal 2000, the Company acquired and wrote off its interest in the Tajos de Oro property located in Nayarit, Mexico. The total write-down at the year-end related to this property totalled $483,244 in fiscal 2000, with further expenditures totalling $724,186 in fiscal 2001. This includes $168,805 for severance and other costs of closing the exploration office in Durango, Mexico.

During fiscal 2001, Valerie has reviewed and written down its investment in shares of Cream Minerals Ltd. and Manhattan Minerals Corp., by $75,600 and $60,567, respectively. In fiscal 2000, the carrying value of shares of Emgold Mining Corporation was written down from $100,000 to $40,000. The write down of $60,000 is reflected in the statement of operations and deficit in fiscal 2000, compared to a write-down of investments of $136,168 in fiscal 2001. The Company's 2001 and 2000 revenues consist of interest and dividend income. The Company manages its surplus cash resources with investment grade commercial paper and corporate bonds.

Liquidity, Capital Resources and Capital Expenditures

At July 31, 2001, the Company's working capital, defined as current assets less current liabilities, was $4,614,503 compared with working capital of $8,088,307 at July 31, 2000. In fiscal 2000, 5,500 common shares were issued on the exercise of share purchase options for proceeds of $4,400. In fiscal 2001 the Company issued 25,000 shares at a deemed price of $10,750 as part of the acquisition costs for the Crystal Diamond property in Manitoba.

During the year ended July 31, 2001, the Company disposed of the majority of its assets in Mexico for a loss on write-down and sale of equipment of $32,659. In fiscal 2001, the Company did not purchase any equipment, compared to an expenditure of $13,107 in fiscal 2000. In addition, the Company expended $1,098,697 on the acquisition and exploration of mineral properties in fiscal 2001 compared to $3,235,713 in fiscal 2000. The decrease in current liabilities payable to $127,277 at July 31, 2001, from $392,613 at July 31, 2000, is primarily due to the reduction of exploration activity in 2001 in foreign countries. The Company has no long-term debt outstanding.

Risks and Uncertainties

The Company explores for minerals and in fiscal 2001 has been concentrating its efforts in Canada and the United States. Prior to this Valerie explored for minerals in Mexico and Ecuador. Currently, Valerie has options on several properties in the early exploration stage. No definitive ore reserves have yet been identified on any of the properties and the Company is continually evaluating the results from the various exploration programs underway and analyzing future potential.

The Company has no revenue other than interest income. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company's exploration properties in that time frame. All of the Company's short to medium-term operating and exploration expense must be derived from its existing cash position or external financing; however, the Company believes it has sufficient capital to fund forecasted levels of operations for at least the next two to three years. Actual funding may vary from that planned due to a number of factors the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent the Company from receiving additional external financing if required, the Company would be forced to review its property holdings and prioritize project exploration to fit within cash availability. The Company's principal areas of activity in fiscal 2000 were Ecuador and Mexico, which have different cultural, economic and political environments to that of Canada and the United States, the locations of Valerie's exploration focus in fiscal 2001. In the past, instability in the Ecuadorian and Mexican currencies subjected the Company to some degree of foreign currency risk. The Company minimized this risk by maintaining most of its cash in Canadian and US dollars outside of Ecuador and Mexico.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company has a history of losses and it has no producing mines at this time.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at any of its mineral properties.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although the Company obtains legal opinions with respect to title to its properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

The mining industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Outlook

The Company continues to maintain a good financial position with a current approximate balance of $2.9 million in the treasury. Option agreements allow the Company to continue with exploration programs with minimal dilution of stock and working capital. Valerie's geologists will continue to review mineral property proposals for exploration and production prospects as well as other business opportunities.

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

02 JAN 15 AM 8: 14

December 4, 2001

Ticker Symbol: **VLG**-cdnx
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALERIE OPTIONS ARMSTRONG PROPERTY IN ONTARIO

RECEIVED JAN - 9 2002 316

Valerie Gold Resources Ltd. (VLG-cdnx) is pleased to report that it has entered into an option agreement, subject to regulatory approval, to acquire a new exploration property near Armstrong, Ontario.

The Armstrong Property consists of twelve claims totaling 186 units located nine kilometers northwest of Armstrong, Ontario and has been optioned from Ray Koivisto, Elgin Lake Mines Limited, Ken Kukkee and Ron Tweedie. The Property covers several new occurrences of palladium and copper in an area that has seen little exploration activity in the past. Plans are underway to conduct an Induced Polarization survey over the central portion of the Property in 2002 to assist with the definition of sulphide bearing zones proximal to regional faults.

The terms of the agreement require the Company to make total cash payments of $144,000 over a three-year period and issue 250,000 common shares over a four-year period. Four tranches of 50,000 share purchase warrants will be issued at prices from 33 to 80 cents to purchase for a total of 200,000 common shares in the capital of the Company. The first tranche of warrants expire one year from the date of regulatory approval of the Agreement and subsequent warrants similarly expire at the end of each yearly anniversary of regulatory approval of the Agreement. These warrants shall only be exercisable if and so long as the Company retains its interest in and under the Agreement or in the Property. In order to maintain its option under the Agreement the Company must also complete exploration expenditures on the Property over a four-year period totaling $500,000.

Upon fulfilling the obligations set out above, the Company will be vested with a 100% right, title and interest in the Property subject only to a 2% Net Smelter Return royalty to the Optionors. The Company shall have the right to purchase 50% of the NSR for $2,000,000 at any time up to the commencement of commercial production.

CHANGE IN BOARD OF DIRECTORS

The Company reports the resignation of Mr. Carl B. Hansen from the board of directors, for personal reasons, effective November 27, 2001. We wish to thank Mr. Hansen for all his efforts during his tenure with the Company.

Frank A. Lang, P.Eng.,
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

December 10, 2001

Ticker Symbol: **VLG**-cdnx
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALERIE GOLD RESOURCES - ARMSTRONG PROPERTY ACQUISITION APPROVED

Valerie Gold Resources Ltd. (VLG-cdnx) is pleased to report that on December 7, 2001, the CDNX accepted for filing documentation of an Option Agreement, dated November 16, 2001, between Valerie and Ray Koivisto, Elgin Lake Mines Limited, Ken Kukkee and Ron Tweedie, (collectively the "Optionors"), whereby the Optionors will grant to Valerie the sole and exclusive right, title and option to acquire a 100% interest in 12 claims (totaling 186 units) located near Armstrong, Ontario. The property covers several new occurrences of palladium and copper in an area that has seen little exploration activity in the past.

Valerie can earn its interest by making cash payments of $144,000 over a three-year period, issuing 250,000 common shares over a four-year period and issuing 200,000 non-transferable share-purchase warrants to purchase an additional 200,000 common shares in the Company over a four year period. The warrants will be issued in four tranches of 50,000 warrants issued at 12-month intervals over three years at prices ranging from $0.33 to $0.80. The first tranche of warrants expires one year from the date of regulatory approval, and each subsequent tranche will similarly expire after one year. These warrants are only exercisable if and so long as Valerie retains its interest in the Property. A four-year exploration program totaling $500,000 must also be completed on the property. The Property will also be subject to a 2% Net Smelter Returns royalty to the optionors, of which 50% may be purchased for $2,000,000 any time up to the date of commercial production.

The first cash payment of $18,000, the first share issuance of 25,000 common shares and the first issuance of 50,000 share purchase warrants are due to the Optionors upon regulatory approval. There will be a four-month hold period, for the initial common shares issued and common shares issuable upon the exercise of share purchase warrants, up to and including April 7, 2002. Pursuant to the Option Agreement, Valerie is to incur its first exploration expenditures of $50,000 by December 7, 2002.

There were no bonuses, finders' fees or commissions paid or shares issued in connection with the transaction.

Frank A. Lang, P. Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

British Columbia Securities Commission 02 JAN 15 AM 8:14

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
Valerie Gold Resources Ltd.	Oct 31, 2001	2001	Dec	21

ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.valeriegold.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	Frank A. Lang	2001	DEC	21
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	Sargent H. Berner	2001	DEC	21

VALERIE GOLD RESOURCES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001

(Unaudited - prepared by management)

VALERIE GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	October 31, 2001	July 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$ 587,922	$ 593,996
Temporary investments	2,800,602	3,463,949
Due from related parties	630,315	575,050
Accounts receivable	119,742	108,785
	4,138,581	4,741,780
Investments	1,778,400	1,778,400
Equipment	6,049	6,390
Mineral property interests (see schedule)	407,156	238,684
	$ 6,330,186	$ 6,765,254
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 54,682	$ 127,277
Shareholders' equity		
Share capital	31,930,409	31,886,045
Deficit	(25,654,905)	(25,248,068)
	6,275,504	6,637,977
	$ 6,330,186	$ 6,765,254

Approved by the Board

/s/Frank A. Lang
Frank A. Lang
Director

/s/Sargent H. Berner
Sargent H. Berner
Director

VALERIE GOLD RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - prepared by management)

	Three Months Ended October 31, 2001	2000
Expenses (Income)		
Depreciation	$ 341	$ 5,182
Foreign exchange	(18,355)	(2,438)
Legal, accounting and audit	5,623	510
Office and administration	141,563	221,502
Project closure costs	21,670	-
Property investigations	56,917	28,942
Shareholder communications	28,908	33,743
Travel and conferences	1,150	7,700
Write-down of mineral property interests	222,552	291,944
Corporation capital tax	-	2,960
Interest and other income	(53,532)	(153,182)
	406,837	436,863
Loss for the period	(406,837)	(436,863)
Deficit, beginning of period	(25,248,068)	(20,508,425)
Deficit, end of period	$ (25,654,905)	$ (20,945,288)
Loss per share	$ (0.03)	$ (0.04)
Weighted average number of common shares outstanding	12,339,194	12,185,607

VALERIE GOLD RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - prepared by management)

	Three Months Ended October 31, 2001	2000
Cash provided by (used for)		
Operations		
Loss for the period	$ (406,837)	$ (436,863)
Items not involving cash		
Depreciation	341	5,182
Write-down of mineral property interest	222,552	291,944
	(183,944)	(139,737)
Changes in non-cash working capital		
Accounts receivable	(10,957)	(16,951)
Due from related parties	(55,265)	1,684
Accounts payable and accrued liabilities	(72,595)	(296,403)
	(322,761)	(451,407)
Investments		
Mineral property interests:		
Acquisition costs	(81,009)	(22,954)
Exploration and development costs	(263,215)	(438,188)
Temporary investments	663,347	976,629
	319,123	515,487
Financing		
Common shares issued for cash	(2,436)	-
Increase (decrease) in cash and cash equivalents during the period	(6,074)	64,080
Cash and cash equivalents, beginning of period	593,996	335,872
Cash and cash equivalents, end of period	$ 587,922	$ 399,952

VALERIE GOLD RESOURCES LTD.

CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS

(Unaudited - prepared by management)

	October 31, 2001	July 31, 2001
Diamond properties, Manitoba		
Acquisition costs		
Balance, beginning of period	$ 21,090	$ -
Incurred during the period	12,520	21,090
Balance, end of period	33,610	21,090
Exploration and development costs		
Geological	63,693	60,317
Incurred during the period	63,693	60,317
Balance, beginning of period	60,317	-
Balance, end of period	124,010	60,317
	157,620	81,407
Quetico Belt, Ontario		
Acquisition costs		
Balance, beginning of period	61,736	-
Incurred during the period	4,615	61,736
Balance, end of period	66,351	61,736
Exploration and development costs		
Geological	89,232	73,706
Site activities	804	987
Travel and accommodation	8,272	10,184
Incurred during the period	98,308	84,877
Balance, beginning of period	84,877	-
Balance, end of period	183,185	84,877
	249,536	146,613
Walker Lane, Nevada		
Acquisition costs		
Incurred during the period and balance, end of period	110,674	-
Exploration and development costs		
Assays and analysis	24,127	-
Drilling	52,339	-
Geological	22,241	9,552
Site activities	81	-
Travel and accommodation	2,426	1,112
Incurred during the period	101,214	10,664
Balance, beginning of period	10,664	-
Balance, end of period	111,878	10,664
Write down of mineral property	(222,552)	-
	-	10,664
Total mineral property interests	$ 407,156	$ 238,684

The accompanying financial statements for the interim periods ended October 31, 2001 and 2000, are prepared on the basis of accompanying principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2001.

1. Nature of operations

Valerie Gold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in North and South America.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2. Mineral property interests

Accumulated costs in respect to the Company's mineral property interests owned, leased or under option, consist of the following:

	Acquisition Costs	Deferred Exploration	October 31, 2001 Total Costs	July 31, 2001 Total Costs
Diamond Properties, Manitoba	$ 33,610	$ 124,010	$ 157,620	$ 81,407
Quetico Belt, including McCoig, Ontario	66,351	183,185	249,536	146,613
Walker Lane, Nevada	--	--	--	10,664
	$ 99,961	$ 307,195	$ 407,156	$ 238,684

(a) Crystal Diamond Property, Manitoba

During fiscal 2001, the Company entered into an option agreement to earn a 100% interest in the Crystal Diamond property in the province of Manitoba, Canada. The Company may earn its interest by making cash payments totalling $100,000 over 36 months ($10,000 paid), and issuing 100,000 common shares over 36 months (25,000 issued). The Company also filed a $25,000 minimum work deposit with the Manitoba Director of Mines for a 15,500-hectare exploration permit that surrounds the claims. This deposit is included in accounts receivable and prepaids. The property is subject to a 1% net product royalty ("NPR") to the optionor. The Company has the first right of refusal for 30 days if the optionor wishes to sell or assign the NPR in the property, provided that the optionor shall not thereafter offer the NPR to a third party on terms more favourable than those offered to the Company.

(b) Quetico Belt Properties, Ontario

During fiscal 2001, the Company entered into an option agreement to acquire up to a 60% interest in five properties located in the Quetico Subprovince in Northern Ontario. The Company may earn its initial 50% interest by making cash payments totalling $120,200 over three years ($15,200 paid) and total work commitments over a four-year period of $1,400,000. A further 10% interest may be earned in any property on which a feasibility study is completed. The Company is also required to fund the staking and recording of additional claims in the area provided that the costs of doing so do not exceed $40,000. All additional claims staked will be jointly owned by the Company and the optionor in proportions defined in the agreement.

(c) McCoig Property, Ontario

During fiscal 2001, the Company entered into an option agreement to acquire up to a 60% interest in the McCoig property, which comprises nine claims totalling 143 units, located in McCoig Township in north-central Ontario. The Company may earn its initial 50% interest in the property by completing work commitments of $57,200 by April 3, 2002, and $1,000,000 by April 3, 2005. The option agreement requires cash payments totalling $58,000 over four years ($13,000 paid). The Company may elect to fund all expenditures to completion of a feasibility study and the optionor will retain its interest in the property until completion of the feasibility study. An additional 10% interest may be earned in the property upon completion of a positive feasibility study.

(d) Walker Lane Gold Property, Nevada

During 2001, the Company entered into an option agreement to acquire a 100% interest in the Walker Lane Gold property. The property is comprised of four claim blocks located in the Mina Gold-OMCO-Warrior area in Mineral and Nye counties in Nevada. Under the terms of the option agreement, the Company was to make payments totalling US$70,000 (US$35,000 paid) and issue 200,000 common shares (50,000 issued) over two years. The vendor was entitled to receive a royalty equal to 2.5% of Net Smelter Returns royalty ("NSR") from production of gold and silver on the property. The Company committed to a US$90,000 exploration program and the Company had the option to purchase 1.5% of the optionor's 2.5% NSR. Finders' fees of 80,000 common shares were issued with respect to the option. Exploration was carried out in the first quarter of fiscal 2002. Results from the exploration program did not meet the Company's expectations, and subsequent to the quarter-end, the property was written off and returned to the vendors. Accordingly, deferred exploration and acquisition costs of $222,552 were written off in the current period.

(e) Starlight Diamond Property, Manitoba

During the quarter, the Company entered into an option agreement on the Starlight property located 120 kilometres south east of Gillam, Manitoba. The Company may earn a 60% interest in the property, subject to a 1% NSR retained by the optionor, by making cash payments of $45,000 over three years, issuing 150,000 shares within one year of regulatory approval and completing $1,000,000 in exploration expenditures by January 1, 2006. An additional 50,000 shares are to be issued upon completion of a Phase I diamond drill program and 100,000 shares are to be issued within 60 days of completion of a feasibility study.

3. **Investments**

	Number of Shares	Net Book Value October 31, 2001	Market Value October 31, 2001
Emgold Mining Corporation (Note 7(e))	400,000	$ 40,000	$ 40,000
Sultan Minerals Inc. (Note 7(e))	665,000	99,750	299,250
Cream Minerals Ltd. (Note 7(e))	135,000	25,650	16,200
Manhattan Minerals Corp.	50,000	113,000	34,500
Northern Orion Explorations Ltd.			
Shares	10,000,000	1,100,000	600,000
Warrants	10,000,000	400,000	--
		$1,778,400	$989,950

4. **Share capital**

Authorized:

100,000,000 common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, July 31, 1999	12,180,107	$31,870,895
Shares issued for cash	5,500	4,400
Balance, July 31, 2000	12,185,607	31,875,295
Shares issued for property payment	25,000	10,750
Balance, July 31, 2001	12,210,607	31,886,045
Shares issued for property payment (net of issue costs)	50,000	15,564
Shares issued for finders' fees	80,000	28,800
Balance, October 31, 2001	12,340,607	$31,930,409

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 2,412,000 stock options.

A summary of the changes in stock options is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2000	1,601,500	$1.19
Granted	1,890,000	$0.43
Cancelled	(1,416,000)	$1.21
Balance, July 31, 2001	2,075,500	$0.45
Granted	100,000	$0.43
Balance, October 31, 2001	2,175,500	$0.45

5. **Supplementary cash flow information**

	2001	2000
Shares issued for mineral property interests	$ 10,750	$ --

6. **Related party transactions and balances**

Services provided by:	2001	2000
Lang Mining Corporation (a)		
Management fee	$ --	$ 15,000
Services provided plus administration	57,438	247,791
LMC Management Services Ltd. (b)		
Services provided	38,521	--
Geological services (c)	--	12,075
Balances receivable from (payable to): (d)		
Emgold Mining Corporation	2,667	2,667
Lang Mining Corporation (a)	568,866	381,859
LMC Management Services Ltd. (b)	55,917	--
Sultan Minerals Inc.	662	662
Cream Minerals Ltd.	2,203	2,203
	$ 630,315	$ 387,391

(a) Lang Mining Corporation ("LMC") is a private company controlled by the President of the Company. Pursuant to an agreement dated April 1997, LMC provided management services at a rate of $5,000 per month, and provides office, administrative and geological services at cost plus 15%, until November 30, 2006.

Until July 31, 2001, Valerie received administrative services from Lang Mining Corporation ("LMC"); and reimbursed LMC on a cost plus 15% basis. Valerie also paid LMC a monthly management fee of $5,000. Effective July 2001 Valerie has discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. Effective August 1, 2001, the Company has negotiated a settlement agreement for repayment of this balance and a termination of the management agreement with LMC. As part of the settlement, the management salary paid to the officer and director by the Company for his services will be deducted from this balance on a monthly basis. A payment of $228,150 will be made for the valuation of the remaining term of the contract in the second quarter. This valuation was prepared by a party independent to the Company and LMC. An approximate two months of working capital ($87,355), which is the book value of the office furniture and equipment in the premises of LMC, has been transferred as a credit on the Company's account in the new management company. Payments totalling $205,000 have been made subsequent to the quarter end from LMC to the Company. Interest of at an annual rate of 9.75% has been charged to LMC and will be charged on the balance outstanding at July 31, 2001, less subsequent cash payments, until the balance has been repaid in full.

(b) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

(c) Geological fees were paid to a private company controlled by a director in 2001. No fees were paid for geological services in fiscal 2002.

(d) Balances receivable from related parties are non-interest bearing and due on demand through fiscal year end 2001.

Valerie Gold Resources Ltd.
October 31, 2001

Schedule A:

See Attached unaudited Consolidated Financial Statements

Schedule B:

1. Analysis of expenses and deferred costs

See consolidated schedules of mineral property interests.

2. Related party transactions

During the three months ended October 31, 2001:

(a) The Company has paid the following amounts to Lang Mining Corporation ("LMC"), a private company controlled by an officer and director:

$57,438 for reimbursement of office costs, management salaries and shareholder communications costs paid by LMC.

The Company has made advances to LMC that totalled $554,329. Effective August 1, 2001, the Company has negotiated a settlement agreement for repayment of the advances and termination of the management agreement with LMC. As part of the settlement, the management salary paid to an officer and director by the Company for his services will be deducted from this balance on a monthly basis. A payment of $228,150 will be made for the valuation of the remaining term of the LMC contract. This valuation was prepared by a party independent to the Company and LMC. An approximate two months of working capital ($87,355), which is the book value of the office furniture and equipment in the premises of LMC that have been transferred to a new management company, has been credited to the account of the Company in the new management company. Subsequent to the quarter end, payments totalling $205,000 have been received from LMC by the Company, and the Company will charge an interest rate of 9.75% per annum until the balance has been repaid in full. This is included in "Due from related parties."

(b) The Company has paid to the new management company, LMC Management Services Group Ltd. ("MMC") $38,521 for reimbursement of office and administrative expenses including salaries, benefits, rent and related costs paid by MMC on behalf of the Company. At October 31, 2001, $55,917 is receivable from MMC. The agreement with MMC is that all companies are to ensure that MMC has three months of estimated working capital available from each company in the management services group.

(c) $5,532 included in "Due from related parties" on the balance sheet is for expenses paid on behalf of companies with directors and management in common.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three-month period ended October 31, 2001,

Date of Issue	Type of Security	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid
Aug. 2, 2001	Common	50,000	0.36	18,000	Property payment	Nil
Aug 2. 2001	Common	80,000	0.36	28,800	Finders' fees	Nil

Subsequent to the quarter end, option payments of 50,000 shares were issued at $0.27in relation to the Starlight Diamond property acquisition.

(b) Options granted during the three month period ended October 31, 2001

Date	Number	Name	Exercise Price	Expiry Date
August 2, 2001	100,000	Stephen J. Wilkinson	$0.43	July 18, 2011

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

100,000,000 common shares without par value.

(b) Issued and Outstanding Capital

12,340,607 shares are issued and outstanding.

(c) (i)Stock Options Outstanding

Number of Options	Exercise Price($)	Expiry Dates
48,750	0.43	December 23, 2006
40,500	1.35	December 23, 2006
66,250	0.43	December 8, 2008
30,000	0.80	December 8, 2008
1,890,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
2,175,500		

(ii)Warrants Outstanding

Nil

(d) Shares in Escrow

Nil.

Valerie Gold Resources Ltd.
October 31, 2001

5. List of Directors and Officers

Frank A. Lang – President and Director
Sargent H. Berner - Director
Carl B. Hansen – Director (resigned November 27, 2001)
William J. Witte – Executive Vice President and Director
A. Darryl Drummond - Director
Stephen J. Wilkinson - Director
Owen E. Owens – Director (resigned December 17, 2001)
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Valerie Gold Resources Ltd.
October 31, 2001

PROJECT REVIEW

Crystal Diamond Property, Manitoba

In February 2001, Valerie acquired the right to earn a 100% interest in a 16,450-hectare diamond property, the Crystal Diamond Property, located 35 kilometers east of Gillam, Manitoba. Valerie may earn its interest by making cash payments totalling $100,000 over 36 months and issuing 100,000 common shares over 36 months. The first payment of $10,000 and the initial 25,000 common shares were issued on receipt of regulatory approval. A $25,000 deposit as guarantee was made against required minimum work expenditures on the exploration permit with the Manitoba Director of Mines for a 15,500-hectare exploration permit that surrounds the Crystal claims.

The property is subject to a 1% net product royalty, (NPR), to the optionor. Valerie has the first right of refusal for 30 days if the Optionor wishes to sell or assign his NPR in the property, provided that the Optionor does not thereafter offer the NPR to a third party on terms more favourable than those offered to the Company.

The property is covered by a thick layer of glacial clay, till and boulders. An airborne magnetic survey on 100-metre spaced lines over the property located eight isolated magnetic features. These features could be representative of kimberlite intrusions, the host of diamonds worldwide. Valerie is finalizing plans for ground exploration on the eight isolated targets.

Ontario Platinum Group Element Properties

During the period, Valerie entered into several joint venture agreements on various PGE targets in northern Ontario. A joint venture option agreement was entered into with East West Resource Corporation ("East West") on five PGE targets in Northern Ontario, presently held 100% by East West. The properties are located northeast (Abbott & Williamson Townships) and northwest (Fallis & Goodfellow Townships) of Thunder Bay, Ontario. The five properties are situated along the Quetico Fault and associated structures that are similar to the geological setting found at the Lac des Iles Mine. Altered gabbro – pyroxenite bodies that are the same age and in the same structural setting as Lac des Iles are the prime targets for palladium, platinum, gold, nickel and copper mineralization. Most of these bodies have been unexplored in the past.

Under the terms of the agreement Valerie may earn a 50% interest in the 5 properties individually by completing combined exploration programs totalling $1.4 million over a four-year period. Valerie has the option to earn a further 10% interest in any or all of the properties by completing a positive feasibility study. An initial cash option payment of $15,200 was made and further option payments totalling $105,000 are to be made over a 3-year interval for Valerie to be vested with its 50% interest. .

Valerie also entered into an option agreement with East West to acquire up to a 60% interest in the 143-claim unit McCoig property, located on the eastern extension of the Quetico Fault System in northern Ontario. Valerie may earn a 50% interest in the property by spending a total of $1 million over four years and has the right to earn an additional 10% interest by completing a bankable feasibility study. Valerie made a $13,000 property payment on CDNX approval of the agreement. Valerie is required to expend $57,200 on exploration by April 3, 2002, and make additional option payments totalling $45,000 to East West. Valerie also staked 386 adjacent claims in the area covering 10,560 hectares.

Throughout the spring and summer prospecting, reconnaissance geological mapping and litho-geochemical sampling programs have been carried out.

The six properties held with East West were assessed for palladium, platinum, gold, nickel and copper mineralization. All six properties are situated along the Quetico Fault and overlie altered gabbro-pyroxenite bodies that are believed to be the same age and in the same structural setting as the Lac del Iles orebody. An induced polarization, magnetic and electromagnetic survey was carried out on the McCoig prospect, which defined targets for a four-hole diamond drill program totalling 610 metres.

Starlight Diamond Property, Manitoba

In October, 2001 Valerie entered into an agreement whereby Valerie may earn a 60% interest in the Starlight Diamond Property, held by CanAlaska Ventures Ltd. ("CanAlaska"). The 42,000-hectare property, Permit #216, is located 120 kilometers southeast of Gillam, Manitoba. To earn its interest, Valerie must make cash payments of $45,000 over three years and issue 150,000 common shares within one year of regulatory approval. An additional 50,000 shares are to be issued upon completion of a Phase I drill program. A $1,000,000 expenditure program must be completed by 2006. A final 100,000 shares are to be issued by Valerie within 60 days of a feasibility study being completed on the property. The property is also subject to a 1% net smelter returns royalty to the optionor.

A 4,527-kilometer airborne magnetic survey was completed on the property in late October. Preliminary inspection of the data has identified fourteen isolated, circular to ellipsoidal, features. These anomalous magnetic features could be representative of kimberlitic material, the potential host of diamonds. Several diamond indicator minerals, including G-10 garnets, were found in glacial till samples from an area 50 kilometers southwest of the property. The direction of glacial transport suggests the source of the indicator minerals may be in the vicinity of the Starlight claims. A consulting geophysicist is currently evaluating the geophysical data in order to prioritize the targets for ground follow-up.

Walker Lane Gold Property, Nevada

In July 2001 Valerie entered into an option agreement with Nevada Mineral Recon Company to earn a 100% interest in the Walker Lane Gold Property consisting of the Ron-Don-Terri-Pat claim blocks in the Mina Gold-OMCO-Warrior area, in Mineral and Nye counties Nevada.

To earn its interest, Valerie was to make cash payments totalling US$70,000, of which US$35,000 was paid, and issue 200,000 common shares (50,000 issued) over a 24-month period. A 2.5 per cent Net Smelter Returns royalty was also to be paid to the optionors from the production of gold and silver on the property. Valerie issued 80,000 common shares as finders' fees to two parties. A mapping and sampling program identified three main targets for drilling, on the Ron, Don and Pat-5 claims. An 1,150 metre, eight-hole angled reverse-circulation drill program was carried out on the three targets, (Pat - 350 metres, the Don - 136 metres and the Ron - -674 metres) in the first quarter of fiscal 2002. The results did not meet the Company's expectations of economic gold and silver mineralization and as a result the Company advised the optionors that they were terminating the option agreement on the property. The total expenditure on the property, including finders' fees and option payments, was approximately $222,000.

Armstrong Palladium Property, Ontario

Subsequent to the end of the first quarter, Valerie has entered into an option agreement, which received regulatory approval subsequent to quarter end, to earn a 100% interest in the Armstrong Palladium property from four vendors. The Armstrong property is comprised of twelve claims totalling 186 units located nine kilometers northwest of Armstrong, Ontario. Terms of the agreement require Valerie to make total cash payments of $144,000 over a three-year period ($18,000 paid in December 2001) and issue 250,000 common shares (50,000 issued in December 2001) over a four-year period. Four tranches of 50,000 share purchase warrants will be issued over three years at prices ranging from $0.33 to $0.80 to purchase a total of 200,000 common shares in the Company. The first tranche of warrants expires one year from the date of regulatory approval, and each subsequent tranche will similarly expire after one year. These warrants are only exercisable if and so long as Valerie retains its interest in the Property. A four-year exploration program totalling $500,000 must also be completed on the property. The Property will also be subject to a 2% Net Smelter Returns royalty to the optionors, of which 50% may be purchased for $2,000,000 any time up to the date of commercial production.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto.

Liquidity, Capital Resources and Capital Expenditures

At October 31, 2001, the Company's working capital, defined as current assets less current liabilities, was $4,083,899, compared with working capital of $7,487,428 at October 31, 2000.

During the three months ended October 31, 2001, the Company expended $391,024 on the acquisition and exploration of its mineral properties compared to $461,142 in the three months ended October 31, 2000.

The Company has no long-term debt outstanding.

Operating Results

The Company had a loss of $406,837, or a loss per share of $0.03 in the three months ended October 31, 2001, compared to a loss of $436,863, or a loss per share of $0.04 in the three months ended October 31, 2000.

Until July 31, 2001, Valerie received administrative services from Lang Mining Corporation ("LMC"); and reimbursed LMC on a cost plus 15% basis. Valerie also paid LMC a monthly management fee of $5,000. Effective July 2001 Valerie has discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. Effective August 1, 2001, the Company has negotiated a settlement agreement for repayment of this balance and a termination of the management agreement with LMC. As part of the settlement, the management salary paid to the officer and director by the Company for his services will be deducted from this balance on a monthly basis. A payment of $228,150 will be made for the valuation of the remaining term of the contract in the second quarter. This valuation was prepared by a party independent to the Company and LMC. An approximate two months of working capital ($87,355), which is the book value of the office furniture and equipment in the premises of LMC, has been transferred as a credit on the Company's account in the new management company. A cash payment of $150,000 was made subsequent to the quarter end from LMC to the Company. Interest of at an annual rate of 9.75% has been charged and will be charged on the balance outstanding at July 31, 2001, less subsequent cash payments, until the loan has been repaid in full.

Commencing August 1, 2001, management, administrative, geological and other services are being provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. The Company's general and administrative expenditures for the three months ended October 31, 2001, have decreased from $269,159 in the first quarter of fiscal 2001 to $159,273 in fiscal 2002. Legal, accounting and audit increased from $510 in fiscal 2001 to $5,623 in fiscal 2002. Some accounting expense is subcontracted, and the increase legal, accounting and audit in the current quarter relates to the subcontracting costs. Expenditures for legal, accounting and audit will likely remain at the same level of expenditure in fiscal 2002. Office and administration costs decreased $221,502 in fiscal 2001 to $141,563 in fiscal 2002, mainly due to a general reduction in activity and a conscious attempt to reduce administrative costs. Also included in this cost in fiscal 2001 was $15,000 in management fees paid to LMC, which has been discontinued with the cancellation of the contract with Valerie in fiscal 2002. Shareholder communications have decreased from $33,743 in fiscal 2001 to $28,908 in fiscal 2002. Travel and conference expenses have also decreased from $7,700 in fiscal 2001 to $1,150 in fiscal 2002.

The majority of furniture and equipment in Mexico was sold by the fiscal 2001 year-end. The subsidiary company, Valerie Gold de Mexico, S.A. de C.V. will go into a dormant status by the end of December 2001, although negotiations are underway for a sale of the subsidiary. Included in interest and other income is $5,783 in proceeds from the sale of furniture and equipment in Mexico.

Depreciation has been reduced due to the sale of the assets in the exploration office in Mexico. Foreign exchange gains have increased in fiscal 2002 over 2001 due to realized gains on United States dollars held in investment accounts. The Company is currently exploring in Canada so foreign exchange risks have been reduced as most expenditures are in Canadian dollars. Property investigation costs of $56,917 in fiscal 2002 compare to $28,942 in fiscal 2001, before the final decision to write down the Santa Barbara property in Ecuador had been made. Project closure costs relate to the exploration office in Mexico which was closed in December 2001.

During the quarter the Company completed an 1,150 metre, eight-hole angled reverse-circulation drill program on the Walker Lane Gold Property in Nevada. The drilling was carried out on three targets, (Pat-350 metres, the Don-136 metres and the Ron-674 metres). The results did not meet the Company's expectations of economic gold and silver mineralization and as a result the Company advised the optionors that they were terminating the option agreement on the property. This resulted in a write-down of $ $222,532 related to the acquisition and exploration costs on the property.

The Company has no investor relations' or shareholder communications contracts. Activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

As at October 31, 2001, the Company has capitalized $407,156 representing costs associated with the acquisition and exploration of mineral property interests located in the provinces of Ontario and Manitoba.

Risks and Uncertainties

The Company explores for minerals and has been concentrating its efforts in Canada and the United States. Currently, Valerie has options on several properties in the early exploration stage. No definitive ore reserves have yet been identified on any of the properties and the Company is continually evaluating the results from the various exploration programs underway and analyzing future potential.

The Company has no source of revenue other than interest income earned on cash held in investment accounts. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company's exploration properties in that time frame. All of the Company's short to medium-term operating and exploration expense must be derived from its existing cash position or external financing; however, the Company believes it has sufficient capital to fund forecasted levels of operations for at least the next two to three years. Actual funding may vary from that planned due to a number of factors the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent the Company from receiving additional external financing if required, the Company would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Outlook

The Company continues to maintain a good financial position with a current approximate balance of $2.9 million in the treasury. Option agreements allow the Company to continue with exploration programs with minimal dilution of stock and working capital. Valerie is a mining exploration company with no producing properties and consequently has no current mining income or cash flow. Valerie's policy is to capitalize all costs relating to the exploration of mineral properties in which the Company has an economic interest until such time as projects are deemed to be economically unfeasible, at which time the capitalized costs are written-down or written-off to the current period.

Valerie's geologists will continue to review mineral property proposals for exploration and production prospects as well as other business opportunities.